Willkie Farr & Gallagher LLP	787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 5, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Filing Desk

Re:
Registration Statement on Form S-4 (File No. 333-              )

Ladies and Gentlemen:

On behalf of Ventas Realty, Limited Partnership and Ventas Capital Corporation (together, the "Issuers"), Ventas, Inc. ("Ventas") and the other Guarantors named therein (the "Guarantors," and together with the Issuers and Ventas, the "Company") and for the purpose of registering (i) 6 5/8% Senior Notes due 2014, (ii) 7 1/8% Senior Notes due 2015 and (iii) 6 3/4% Senior Notes due 2010 of the Issuers under the Securities Act of 1933, as amended, we transmit herewith for filing with the Securities and Exchange Commission in electronic format via EDGAR the Company's Registration Statement on Form S-4.

If you have any questions or need further information, please call the undersigned at 212-728-8796.

Very truly yours,
/s/ KELLY L. SUTHERLAND Kelly L. Sutherland
cc:
T. Richard Riney, Ventas, Inc.
Leslie M. Mazza, Esq., Willkie Farr & Gallagher LLP

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